

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-Mail
Mr. Matthew Worrall
Chief Executive Officer
Amerilithium Corp.
871 Coronado Drive
Suite 200
Henderson, NV 89052

> **Re:** **Amerilithium Corp.**
> **Form 8-K**
> **Filed May 21, 2012**
> **Amendment No.1 to Form 8-K filed on May 21, 2012**
> **Filed July 13, 2012**
> **Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed June 28, 2012**
> **Response dated July 13, 2012**
> **File No. 333-155059**

Dear Mr. Worrall:

We have reviewed your response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

 Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 33

1. We note your response to comment three in our letter dated May 29, 2012, concluding that disclosure and controls procedures were effective as of the end of the period covered by the report as you have an active internal chief financial officer and qualified active outsourced chief financial officer. However, management's failure to detect an accounting error is evidence of ineffective disclosure controls and procedures. Under

these circumstances, we believe you should clarify that, given the material weakness existed with respect to the restatements, your disclosure controls and procedures were not actually effective at the time of filing your report.

2.   Please amend your interim reports as necessary to comply with all applicable comments written on your annual report.

You may contact me at (202) 551-3476 if you have questions regarding comments on the financial statements, related matters or with any other questions.

Sincerely,

/s/ Joanna Lam

Staff Accountant
Office of Beverages, Apparel, and Mining